

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

October 31, 2016

Via E-Mail
Eric Colandrea
General Counsel
Easterly Acquisition Corp.
375 Park Avenue, 21st Floor
New York, NY 10152

> **Re:** **Easterly Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed October 21, 2016**
> **File No. 333-212590**

Dear Mr. Colandrea:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Unaudited Pro Forma Condensed Combined Information, page 220

1.   We note your response to comment 2 of our letter dated October 14, 2016. Adjustment (c) now also assumes that all long-term convertible debt will be converted into equity shares upon closing. Please disclose your basis for making this assumption. Refer to Rule 11-02(b)(6) of Regulation S-X. Please also address why there would be no corresponding reduction to interest expense as a result of this reduction in long-term convertible debt.

<u>Financial Statements for Sungevity, Inc.</u>

<u>Notes to the Financial Statements</u>

<u>Solar Energy Systems, page F-43</u>

2.   We note your response to comment 5 of our letter dated October 14, 2016. Your
        response addresses U.S. Treasury 1603 Grants rather than investment tax credits. Your
        response dated September 29, 2016 indicated that Sungevity has not received any ITC
        grants since 2013. Given that Sungevity's financial statements are now provided for the
        year ended December 31, 2013 and you may have unamortized amounts related to these
        credits subsequent to 2013, please disclose how you account for investment tax credits
        related to your solar energy systems, including the period over which you are recording
        these credits on your income statement.

<u>Revenue Recognition, page F-47</u>

3.   We note your response to comment 7 of our letter dated October 14, 2016. Your
        response indicates that you enter into power purchase or lease agreements with
        customers. The rights to these agreements appear to then be transferred to a financing
        partner in exchange for cash consideration. Please tell us what consideration was given
        to ASC 840 in determining that it was appropriate to record revenue upfront related to
        these arrangements with your financing partners. Please specifically address your
        consideration of ASC 840-20-35-5.

<u>Note 23. Events Subsequent to the Date of Independent Registered Public Accounting Firm's
Report, page F-82</u>

4.   We note that that the ownership interests of SGVT 2010 were modified on July 2, 2016,
        such that Sungevity Financial Services, LLC owns 93% of the membership interests and
        Firstar Development, LLC owns 7% of the membership interests. In addition to the
        potential gain that may be recorded related to this transaction, please help us better
        understand what the impact of this modification will be on your financial statements and
        correspondingly whether this transaction needs to be reflected in the pro forma financial
        information provided pursuant to Article 11 of Regulation S-X.

       You may contact Nudrat Salik (Staff Accountant) at 202-551-3692 or me at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or Craig Slivka (Special Counsel) at 202-551-3729 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction

cc: Alexander Johnson
       Hogan Lovells International LLP